AH 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022030

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50352

RECEIVED MAR 25 2002 PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Independent Securities Investors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1876 N. University Ave., Suite 200K
(No. and Street)

Plantation, (City) Florida (State) 33322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis C. Jordan, President 516-784-0047
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — if individual, state last, first, middle name)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

AH 4/4/2002

OATH)R AFFIRMATION

I, Dennis C. Jordan, Presid ıt ______, swear (or affirm) that, to the best of my knowledge and belief the ; companying f ıancial statement and supporting schedules pertaining to the firm of Independent Securities I ʋestors Co: poration, as of December 31, 2001, 19 ____, are tru and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal ‹ ficer or direct‹ · has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

____

____

Signature

PRESIDENT

Title

Notary Public

STEVEN M. COHN NOTARY My Comm. Expires July 23, 2003 CC 824830 PUBLIC STATE OF FLORIDA

CTEVEN M. C...
...Y PUBLIC, STATE C...
COMMISSION NO. CC 824...
MY COMMISSION EXPIRES JULY 23, 2003

This report** contains (check all appl able boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Cond on.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in : Ca h Flows.
- ☒ (e) Statement of Changes in Sto holders' Equi · or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Lia lities Subordi ted to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determinat n of Reserve I equirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the : ›ssession or cc ıtrol Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including a propriate expl ıation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determinat n of the Rese ·e Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the ıdited and una dited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Suppler ıntal Report.
- ☒ (n) A report describing any mater l inadequacies ›und to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treat ent of certain ›ortions of this filing, see section 240.17a-5(e)(3).*

NASD
REGULATION
An NASD Company

March 4, 2002

Mr. Dennis Jordan, President
Independent Securities Investors Corporation
1876 N. University Drive, Suite 200K
Plantation, FL 33322-4131

Re: Annual Audit Extension Request for:
Independent Securities Investors Corporation **B/D No. 43598**

Dear Mr. Jordan:

We have received a request for an extension of time within which to file the December 31, 2001, audited report of financial condition pursuant to SEC Rule 17a-(d)(1), for Independent Securities Investors Corporation. The request was received on February 28, 2002.

Your accountant states it is necessary to request the extension in order for him to complete his auditing procedures. Based on the information submitted, you are granted an extension to March 29, 2002, within which to file the above referenced report.

Sincerely,

R. Scott DeArmey

R. Scott DeArmey
Supervisor of Examiners

c: Sherry T. Lawrence
C. Shane Dornburg
George Brenner, CPA

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

INDEPENDENT SECURITIES INVESTORS CORPORATION
1876 N. University Ave., Suite 200K
Plantation, Florida 33322

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Independent Securities Investors Corporation
Plantation, Florida

I have audited the accompanying statement of financial condition of Independent Securities Investors Corporation as of December 31, 2001 and related statements of income, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Independent Securities Investors Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Independent Securities Investors Corporation as of December 31, 2001 and the results of the operations cash flows and shareholders' equity for the year then ended in conformity with United States generally accepted accounting principles.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
March 4, 2002

INDEPENDENT SECURITIES INVESTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Money Markets	$ 447
Clearing Deposits	27,438
Brokers Receivable	74
Property (net of accumulated depreciation of $2,173)	1,932
Deposits	495
TOTAL ASSETS	$ 30,386

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts Payable	$ 11,916
TOTAL LIABILITIES	$ 11,916
SHAREHOLDER'S EQUITY	
Common stock 2500 shares; authorized and issued without par value	0
Additional Paid In Capital	384,427
Deficit	(365,957)
TOTAL STOCKHOLDER'S EQUITY	18,470
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 30,386

See accompanying notes to financial statements

INDEPENDENT SECURITIES INVESTORS CORPORATION
STATEMENT OF INCOME (LOSS)
DECEMBER 31, 2001

REVENUE	
Gain (Loss) - Trading Account	$(7,410)
Commissions	66,231
Interest	471
	59,292
COST OF SALES	
Commissions-Brokers	15,219
Clearing costs	16,060
Unsecured Debits & Write Off	7,146
Telephone & Communications	2,742
	41,167
GROSS PROFIT	18,125
OPERATING EXPENSES - Schedule, Page 11	36,241
NET LOSS	(18,116)

See accompanying notes to financial statements

SECURITIES INVESTORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:	
Net profit (loss)	$(18,116)
Write Off of Start Up Cost	2,250
Depreciation	821
Amortization	583
Clearing Deposits	(5,705)
Accounts Payable	3,166
CASH REQUIRED BY OPERATING ACTIVITIES	(17,001)
ACQUISITION ACTIVITIES:	
INVESTING ACTIVITIES:	
Contribution Capital	17,300
DECREASE IN CASH	299
Cash: Beginning of the year	148
Cash: End of the year	$ 447

See accompanying notes to financial statements

INDEPENDENT SECURITIES INVESTORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2001

	Paid-In Capital	(Deficit) Retained Earnings
Balance, January 1, 2001	$ 367,127	$(347,841)
Contributed Capital	17,300	
Net Income (Loss)		(18,116)
Balance, December 31, 2001	$ 384,427	$(365,957)

See accompanying notes to financial statements

INDEPENDENT SECURITIES INVESTORS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - DESCRIPTION OF CORPORATION

Independent Securities Investors Corporation (the Company), was incorporated in the State of Nevada maintaining its principal office in Plantation, Florida. The Company operated pursuant to the (K)(2)(A) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company was incorporated in March 27, 1991, and became a member of the NASD September 21, 1998.

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2001 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 8.

NOTE 3 - INCOME TAXES

The Company has Federal Net Operating Losses (NOL) carry forward as follows:

Year	
1998	$218,000
1999	84,000
2000	41,000
2001	18,000
	$361,000

The losses can be carried over twenty years to offset future taxable income. An allowance for the entire NOL deferred asset has been provided.

INDEPENDENT SECURITIES INVESTORS CORPORATION
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001

NOTE 4 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the company the company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INDEPENDENT SECURITIES INVESTORS CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$	18,470
Less: Excludable Assets:		(2,427)
Haircut		(9)
NET CAPITAL		16,034

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$	794
Minimum dollar net capital required	$	5,000
Net Capital required greater of above amounts	$	5,000
EXCESS CAPITAL	$	11,034
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$	14,842

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$	11,916
Percentage of aggregate indebtedness to net capital		74.3%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)		N/A

See Accompanying Notes to Financial Statements

INDEPENDENT SECURITIES INVESTORS CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15C3-1
SCHEDULE OF UNALLOWABLE ASSETS
DECEMBER 31, 2001

Furniture & Fixtures, net	$ 1,932
Deposits	495
	$ 2,427

Reconciliation:

NONE RECONCILED

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Independent Securities Investors Corporation
Plantation, Florida

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
March 4, 2002

INDEPENDENT SECURITIES
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2001

OPERATING EXPENSES

Amortization	$ 583
Bank Charges	585
Business Expenses	3,904
Depreciation	821
Dues & Subscriptions	200
Licenses & Registration	9,288
Postage	950
Professional Services	11,153
Rent	8,552
SIPC	155
Taxes	50
TOTAL OPERATING EXPENSES	$36,241

See accompanying notes to financial statements

PART II

INDEPENDENT SECURITIES INVESTORS CORPORATION

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Independent Securities Investors Corporation
Plantation, Florida

In planning and performing my audit of the financial statements of Independent Securities Investors Corporation (hereafter referred to as the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles

Board of Directors
Independent Securities Investors Corporation
Plantation, Florida

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
March 4, 2002